UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

COMMISSION FILE NUMBER:     000-31081

CUSIP NO.:    29760D100

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Etelos, Inc.
Full Name of Registrant

Tripath Technology, Inc.
Former Name if Applicable

26828 Maple Valley Highway-#297
Address of Principal Executive Office (Street and Number)

Maple Valley, Washington 98038
City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or N-SAR or Form N–CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The report could not be filed within the prescribed time period because the registrant has limited resources with which to prepare and file the report. The registrant has recently taken various steps to reduce cash flow as reported in the registrant's Form 8-Ks filed on August 22, 2008 and October 3, 2008. Effective September 18, 2008, the employment of Jeffrey L. Garon as president and chief executive officer of the registrant was terminated.  Effective October 31, 2008, David S.G. MacKenzie resigned his positions as vice president and chief financial officer of the registrant.  The reasons causing the inability to file timely the quarterly report could not be eliminated by the registrant without unreasonable effort or expense because of these changes in operations and management. The registrant is currently preparing the report and expects to file it no later than the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Kennedy A. Brooks	(425)	458-4510
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant acquired the business and operations of Etelos, Inc. on April 22, 2008.  The acquisition was accounted for as a reverse merger.  Accordingly, the quarterly report will reflect the business and operations of the registrant subsequent to that transaction.

Etelos, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 14, 2008	By:	/s/ Kennedy A. Brooks
Kennedy A. Brooks
Vice President & General Counsel